

May 10, 2012

<u>Via E-mail</u>
Patrick W. M. Imeson
Chief Executive Officer
Eastern Resources, Inc.
1610 Wynkoop Street, Suite 400
Denver, CO 80202

> **Re: Eastern Resources, Inc.**
> **Form 8-K**
> **Filed April 12, 2012**
> **File No. 000-54645**

Dear Mr. Imeson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note the use of graphics throughout your filing. Please eliminate photographs that do not show your own current operations. Also, for each remaining picture, please clarify what stage the development depicted is in, for example, if it is in an exploration, development or production stage, if applicable. Refer generally to the Industry Guide 7. (4) Definitions.

The Merger And Related Transactions, page 6

2. We note your disclosure regarding the Merger. We note that EGLLC received an aggregate amount of common stock and preferred stock. Please clarify where

EGLLC is in the resulting corporate structure. Is the result that EGLLC is a parent company to ESRI? Consider adding a corporate chart.

3. In this regard, please tell us if a name change for ESRI is contemplated.

4. Please provide a discussion of the Minerals Product Receivables Purchase Agreement.

Tri-Party Agreement, page 7

5. Please explain to us MFPI's corporate relationship to EGGLC and ESRI. For instance, is it a subsidiary of either company after the Merger?

Split-Off, page 8

6. Please tell us, and provide an analysis for, the exemption relied upon for the Split-Off. In your response, please also tell us who is referred to in the defined term "Split-Off Shareholders."

Pro Forma Ownership, page 10

7. In the third bullet point, please reconcile the disclosure that 5,445,000 shares of common stock have been granted under the 2012 Plan with that on page 9 under 2012 Equity Incentive Plan that no awards have been granted under the 2012 Plan. We note the disclosure on pages 53 and 75 that, as of the Merger closing date, stock options exercisable for 5,445,000 shares of common stock have been granted under the 2012 Plan. Please reconcile the disclosures accordingly, and disclose when the options, rather than common shares, were granted.

Description of Business, page 12

General

8. We note that you state on page 1 that your business is exploration and production. Please revise to provide a clearer discussion of the exploration aspect of your business as distinct from any production discussion. To the extent that you discuss future business plans here, the discussion should be balanced with a brief discussion of the speculative nature of your business, the material steps necessary to implement future plans and the need for any financing to implement the plans. If financing is currently not available to you, please make that clear.

General Background, page 12

9. Please consider including a separate paragraph or chart that clearly discloses the relationship between ESRI, before and after the Merger, with Patrick Imeson, Eric Altman, MFPI Partners, LLC, EGLLC, Black Diamond Holdings, LLC, and

Black Diamond Financial Group LLC. Please also disclose that EGLLC, after the Merger, is your largest shareholder. We believe that clarity as to the nature of the relationship among these individuals and entities will provide useful and relevant information for an understanding of ownership of the Company.

Montana Tunnels Mine, page 13

10. Please clarify the time frame covered for the amounts listed in the chart at page 13.

11. Please revise to provide a more balanced discussion of gold prices on pages 12 and 13 to state that gold prices can be volatile and may fall significantly below current levels.

12. Please delete the statement on page 16 "[u]sing average prices as of January 2012, the cumulative value of the metals mined from the Montana Tunnels Mine since 1987 would total in excess of $4 billion" as this is not relevant to your current operations.

Products and mining industry trends, page 17

13. Please revise the statement "[t]he deposit type currently being exploited at the Montana Tunnels Mine" on page 17 in light of your disclosure on page 1 that "[c]urrently, MTMI's operations are limited to care and maintenance functions" or advise.

14. Please balance discussions of the gold and silver markets to state that prices are volatile and may fall significantly from current levels. Please revise the discussion of the zinc market to clarify that despite the forecast zinc prices may fall.

15. Please revise to clarify what you mean on page 22 that "[t]his ensures that the metals produced from the Montana Tunnels Mine will be competitively priced."

Operations Summary, page 22

16. Please balance the statement on page 22 that "[w]e believe that extracting the remaining deposit will be more than ample to provide sufficient mineral resources to establish a mine plan to continue profitable mining and milling operations on the current target at Montana Tunnels Mine for approximately 9 years" to indicate that there is no guarantee your operation will ever be profitable.

17. Please revise this section to clarify throughout which actions mentioned are ones you have already taken and which are planned actions. To the extent you are referring to planned actions please refrain from using the present tense. We note that MTMI's operations are currently limited to care and maintenance.

Montana Tunnels Mine "M" Pit Expansion, page 28

18. Please provide supplementally the terms and conditions of your current smelter treatments charges/schedule and/or smelting contracts.

The Elkhorn project and the Golden Dream Mine, page 30

19. Please revise to state, if true, that none of the claims in The Elkhorn Project have any proven reserves and that all activities undertaken and currently proposed are exploratory in nature.

20. Please provide a brief discussion of the plant and equipment at use at the Golden Dream Mine. For instance, discuss such details as to modernization and physical condition of such plant and equipment, as appropriate.

21. Please refer to the graphic on page 32. Please revise to explain what the various colored regions represent. If these represent mineral deposits please revise to clarify the extent to which they are only an estimation and do not represent the actual location or grade of minerals or advise.

22. Proven and probable reserves are disclosed for your Montana Tunnels and Golden Dream properties. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to:

   - Property and geologic maps

   - Description of your sampling and assaying procedures

   - Drill-hole maps showing drill intercepts

   - Representative geologic cross-sections and drill logs

   - Description and examples of your cut-off calculation procedures

   - Cutoff grades used for each category of your reserves and resources

   - Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

   - A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- Cash Flow analysis for your life of mine.

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

23. Please disclose the following information within or adjacent to your reserve tables:

- A statement clarifying the extent to which your reserve estimates incorporate losses for mine dilution and mining recovery.

- The cutoff grade

- The metallurgical recovery factor for each of your mines.

- All historic three-year average commodity prices and currency conversion factors that were used to estimate your reserves.

- The percentage of your ownership of each mine and a statement clarifying whether quantities disclosed are for the entire mine/deposit or just your share.

- A statement indicating whether your resource estimates are inclusive of exclusive of your reserve estimates.

24. Please note mineral reserves for a mineral property may not be designated unless:

- Competent professional engineers conduct a detailed engineering and economic study, and the "bankable" or "final" feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate.

- historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves

- The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

  Please revise your disclosure accordingly. In addition, please revise your disclosure throughout this document to ensure you do not prematurely indicate mining operations on mining properties before a proper feasibility study and economic viability determination has been conducted.

25. We note your disclosure using terms such as measured, indicated, and/or inferred, resources, minable reserve, drill indicated, and/or geological reserve in reference to quantity (tonnage) estimates. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please amend your filing and remove all such terminology from your document.

26. We note you have reported a minable reserve. Combining the proven and probable reserve categories is contrary to the explicit guidance of Industry Guide 7, which provides that reserves may be combined as "proven and probable" only if proven and probable reserves cannot be readily segregated and a statement to that effect is included with the reserves. Absent these conditions, proven and probable reserves should be segregated.

Golden Dream Project Underground Development, page 34

27. Please revise to state the current depth of your access tunnels.

Description of Properties, page 37

28. For each property, please insert a small-scale map showing the location and access to your property, as suggested in paragraph (b)(2) to Industry Guide 7. We believe that maps and drawings having the following features would be beneficial:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale or representation of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

- A title of the map or drawing, and the date on which it was drawn.

  Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing. In this regard we note that the map on page 31 does not include the aforementioned items. Please revise to include a map for each property. Each map should also include and present consistent information.

29. Please disclose the expiration date of each lease.

30. For each property please disclose the source of power that will be utilized.

Risk Factors, page 39

31. Please provide a risk factor discussing your current monthly "burn rate" and the month you will run out of funds without additional capital.

32. Please provide a risk factor discussing that your auditors have issued a going concern opinion on your audited financial statements. Please discuss the uncertainties you face, such as your need to obtain additional financing, and discuss the consequences should you be unable to obtain additional financing.

33. Please provide a risk factor addressing the Minerals Product Receivables Purchase Agreement and the extent to which the contracted sales price may prevent or delay profitability.

The outstanding debt instruments, page 40

34. Please explain here how the debt instrument of MFPI contains a restrictive covenant relating to your operations.

Some of our directors may have conflicts of interest, page 45

35. Please revise here to disclose these conflicts. Explain which directors are officers or directors at which companies. Describe any "related pursuits" in which your directors or officers are currently involved. Please state whether you have

agreements with your officers and directors stipulating that conflicts will be resolved in your favor.

We have incurred substantial losses since our inception, page 46

36. Please clarify that you had an accumulated deficit of approximately $71 million as of December 31, 2011. Your current disclosure of $59 million represents your total stockholders' deficit, as shown on page F-5, as of December 31, 2011.

Except for the MPRPA (discussed below), page 46

37. We are unable to locate a detailed discussion of the MPRPA in your Risk Factors. We note this represents a Minerals Product Receivables Purchase Agreement (the "MPRPA") dated as of April 15, 2011, by and among EGI, EGLLC, and BDH, as disclosed under Mortgages on EGI Property on page 38. Notwithstanding your disclosure on page 59 under Plan of Operations and Capital Requirements, please expand your risk factors disclosure to include a detailed discussion of the MPRPA, including the purpose of the agreement, the significant financial arrangements, the length of the agreement, and how each party to the agreement benefits and/or incurs risk of nonperformance or price volatility.

We do not insure against all of the risks to which we may be subject, page 47

38. We note the statement "the Company does not have coverage for certain environmental losses and other risks as such coverage cannot be purchased at a commercially reasonable cost" on page 35. Please revise here to identify the "certain environmental losses and other risks" for which you are not covered.

Risks Related to Our Common Stock, page 49

There currently is no public market, page 49

39. Please include the last price and date of the trade on the OTCBB.

Compliance with U.S. securities laws, page 52

40. Please discuss your ability to absorb the costs associated with being a reporting company.

Management's Discussion and Analysis, page 55

Results of Operations, page 56

41. Refer to the discussion of revenue from the sale of gold. We note you have classified the sale of stockpile of rock from past mining from the East Butte mine as other income, rather than as revenue. We further note you have netted the ore

processing costs. Please revise the filing to reclassify this revenue and the related ore processing costs as revenue and operating expenses, respectively, in your financial statements and related MD&A disclosures. You may choose to provide a line item description on your statements of operations, such as Revenue from East Butte mine. The ore processing costs should be presented within operating expenses, and may be presented as a separate line item, such as Ore processing costs from East Butte mine. Also, please expand your MD&A disclosure to discuss the circumstances under which this sale occurred in 2011, and whether you expect future sales of stockpile from your anticipated mine processing activities.

42. Refer to the discussion paragraphs on page 57 with respect to the loss on related party ore purchase agreement and change in fair value of the embedded derivative in the amounts of $13,025,932 and $5,793,103, respectively. Please provide us with the detailed computations of these loss amounts.

Plan of Operations and Capital Requirements, page 58

43. Please revise to include a plan of operations for the next twelve months and to the point of generating revenues. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, and the timelines and associated costs accompanying each proposed step in your business plan. For example, please discuss the material steps and necessary financing needed regarding the planned future operations and activities at the Golden Dream Mine and Montana Tunnel Mines projects.

44. Please also balance your disclosure to indicate that there is no guarantee that you will be able to raise capital in your proposed private placements.

45. Please delete the operating projections on pages 58 and 59. Management must have a reasonable basis for all projections. Refer to Item 10 of Regulation S-K. In light of your lack of operating history and the lack of factors upon which such projections may be formed, it appears that you do not have a reasonable basis for these statements.

Liquidity and Capital Resources, page 59

46. Please revise to quantify your expected near term, i.e. less than 12 months, and long term, i.e. greater than 12 months, financing requirements, the timing of such demands, and the impact on the company if the funding cannot be obtained.

Directors, Executive Officers, Promoters and Control Persons, page 69

47. Please revise to clarify the business experience of each of your executive officers and directors during the past five years including dates.

Management Services Agreement, page 79

48. Please clarify if Messrs. Imeson and Altman will be working full time for the
Company and / or if they will continue to spend time working for Black Diamond
as well.

Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies, page
F-8

Revenue Recognition, page F-14

49. Please expand the third paragraph to disclose how you determined the current
portion of the $10 million up-front payment that has been recorded as deferred
revenue at December 31, 2011.

50. In addition, please revise the last sentence of the third paragraph, with respect to
recognizing revenue of $800 per ounce as the 80% of the first 41,700 ounces is
sold, to provide the full discussion contained in the third paragraph under
Minerals Product Receivables Purchase Agreement on page 78.

51. Further, please disclose that such discussion of revenue recognition is related to
an agreement, the MPRPA dated April 15, 2011 with a related party, regarding
commercial production of gold at the Golden Dream Mine. Please also provide a
cross-reference to Note 9 for additional disclosures regarding the MPRPA.

Note 3. Acquisition of the Remaining 50% in Montana Tunnels, page F-15

52. Refer to the last paragraph. It is unclear why you refer to the pro forma financial
information for the year ended December 31, 2010, as it appears you have omitted
such information. Please revise, as appropriate.

Note 6. Push-Down Debt, Interest and Redemption Obligation of Parent and Its Affiliate,
page F-20

53. In the first sentence, you disclose the Company's assets serve as collateral for
multiple loans of the Parent. Please clarify which loan has priority with respect to
the collateral.

Note 8. Income Taxes, page F-22

54. Notwithstanding your narrative discussion on deferred income taxes, net deferred
tax liabilities, and valuation allowance, please expand to provide tabular
disclosures, in a reconciliation format, of the amounts involved. We refer you to

the disclosure requirements of ASC Topic 740-10-50-2 through 50-12, as applicable.

<u>Selected Unaudited Pro Forma Consolidated Financial Data, page F-26</u>

<u>Explanatory Notes, page F-26</u>

55. Refer to the fifth paragraph. Please expand to explain why the pro forma financial data is based on preliminary estimates, by describing the additional data needed to finalize the adjustments. Disclose whether or not you anticipate any significant differences upon finalization of the adjustments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Adam S. Gottbetter
        Gottbetter & Partners, LLP